UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 8-K
____________________________________________________________________________
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of Earliest Event Reported):
April 6, 2017
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VERITEX HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
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Texas	001-36682	27-0973566
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8214 Westchester Drive, Suite 400
Dallas, Texas 75225
(Address of principal executive offices, including zip code)
(972) 349-6200
(Registrant’s telephone number, including area code)
____________________________________________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders
On April 6, 2017, in Dallas, Texas, Veritex Holdings, Inc. (the “Company”) held a special meeting of its shareholders (the “Company Special Meeting”) to approve the issuance (the “Veritex Stock Issuance Proposal”) of the Company’s common stock, par value $0.01 per share, in connection with the pending merger (the “Merger”) of Spartan Merger Sub, Inc., a wholly-owned subsidiary of Veritex (“Merger Sub”), with and into Sovereign Bancshares, Inc. (“Sovereign”), pursuant to that certain Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of December 14, 2016, by and among the Company, Sovereign and Merger Sub.  Immediately following the effective time of the Merger, Sovereign will, subject to the terms and conditions of the Merger Agreement, merge with and into the Company, with the Company surviving.  Set forth below is a brief description of each matter voted upon at the Company Special Meeting and the results of voting on each such matter.

1.
The issuance of shares of the Company’s common stock, par value $0.01 per share, in accordance with the terms and conditions of the Merger Agreement was approved by a majority of the votes cast by the Company’s shareholders at the Company Special Meeting.  The results of the voting on the Veritex Stock Issuance Proposal are set forth below:

	Votes For	Votes Against	Abstentions	Broker Non-Votes
	10,788,142	2,364	26,968	—

2.	The Company did not submit a proposal to adjourn the Company Special Meeting because there were sufficient votes cast in favor of the Veritex Stock Issuance Proposal.
Item 8.01 Other Events
On April 6, 2017, in Dallas, Texas, Sovereign held a special meeting of its shareholders (the “Sovereign Special Meeting”) to adopt the Merger Agreement and approve the Merger (the “Sovereign Merger Proposal”).  Set forth below is a brief description of each matter voted upon at the Sovereign Special Meeting and the results of voting on each such matter.

1.
The adoption of the Merger Agreement and the approval of the Merger were approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Sovereign common stock entitled to vote. The results of the voting on the Sovereign Merger Proposal are set forth below:

	Votes For	Votes Against	Abstentions	Broker Non-Votes
	4,585,115	—	—	—

2.	Sovereign did not submit a proposal to adjourn the Sovereign Special Meeting because there were sufficient votes cast in favor of the Sovereign Merger Proposal.
Cautionary Statement Regarding Forward-Looking Statements
The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving the Company’s and Sovereign’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.
You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this communication other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: delay in closing the Merger; difficulties and delays in integrating the Company and Sovereign businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms.
Additional Information About the Proposed Transaction and Where to Find It
This communication is being made in respect of the proposed merger transaction involving the Company and Sovereign. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.
Investors and security holders are urged to carefully review and consider the Company’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by the Company with the SEC may be obtained free of charge from www.veritexbank.com under the Investor Relations tab or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Veritex Holdings, Inc., Attn: Investor Relations, 8214 Westchester Drive, Suite 400, Dallas, Texas 75225 or by calling (972) 349-6200.
In connection with the proposed transaction, the Company has filed a registration statement on Form S-4 with the SEC which includes a joint proxy statement of Sovereign and the Company and a prospectus of the Company, and will file other documents regarding the proposed transaction with the SEC. Before making any investment decision, investors and security holders of Sovereign and the Company are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive joint proxy statement/prospectus has been sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from the Company by writing to the address provided above.
The Company and Sovereign and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. Information about the Company’s participants may be found in the definitive proxy statement filed with the SEC on April 7, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants is included in the joint proxy statement/prospectus and will be included in other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Veritex Holdings, Inc.

Date: April 7, 2017	By:	/s/ C. Malcolm Holland, III
C. Malcolm Holland, III
Chairman and Chief Executive Officer